UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Progenity, Inc.

(Name of Issuer)

Common Stock, $0.001 Par Value Per Share

(Title of Class of Securities)

74319F 107

(CUSIP Number)

Will Pridgen

Senior Corporate Counsel

Progenity, Inc.

4330 La Jolla Village Drive, Suite 200

San Diego, CA 92122

(858) 260-5207

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

June 19, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74319F 107

1.	Names of Reporting Persons Harry Stylli, Ph.D.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 14,234,817 (1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 14,234,817 (1)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,234,817 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 31.5%(2)
14.	Type of Reporting Person (See Instructions) IN

(1)	Includes 19,922 shares of Common Stock underlying restricted stock units (“RSUs”) that the Reporting Person has the right to acquire within 60 days of June 19, 2020.
(2)

Based on 45,163,795 shares of Common Stock outstanding as of June 19, 2020 (assuming the underwriters did not exercise their option to purchase additional shares in full or in part), as reported by the Issuer in its final prospectus dated June 19, 2020 and filed with the Securities and Exchange Commission (the “Commission”) on June 22, 2020 pursuant to Rule 424(b)(4) under the Securities Act of 1933, as amended, and an additional 19,922 shares of Common Stock which would be outstanding if all of Dr. Stylli’s RSUs that he has the right to acquire within 60 days were issued.

Item 1.	Security and Issuer

This statement on Schedule 13D (this “Statement”) is filed with respect to the common stock, par value $0.001 per share (“Common Stock”), of Progenity, Inc., a Delaware corporation (the “Issuer”). The Issuer’s principal executive offices are located at 4330 La Jolla Village Drive, Suite 200, San Diego, CA 92122.

Item 2.	Identity and Background

(a) This statement is filed by Harry Stylli, Ph.D. (the “Reporting Person”).

(b) The business address of the Reporting Person is c/o Progenity, Inc., 4330 La Jolla Village Drive, Suite 200, San Diego, CA 92122.

(c) The principal occupation of the Reporting Person is Chairman and Chief Executive Officer of the Issuer.

(d) & (e) During the last five years, the Reporting Person (i) has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) and (ii) has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration

The Reporting Person acquired beneficial ownership of shares of the Issuer’s previously outstanding preferred stock in seven separate private placements; such preferred stock was converted into Common Stock upon the closing of the Issuer’s initial public offering of Common Stock (the “IPO”) on June 23, 2020.

On June 19, 2020, in connection with the IPO, the Reporting Person purchased an additional 33,333 shares of Common Stock for a purchase price of $15.00 per share and an aggregate purchase price of $499,995.00.

The Reporting Person also previously acquired beneficial ownership of Common Stock (i) in three separate private placements and (ii) pursuant to a grant of a RSU representing 239,074 shares of Common Stock, 19,922 shares of which the Reporting Person has the right to acquire within 60 days of June 19, 2020.

Item 4.	Purpose of Transaction

The shares of the Issuer’s Common Stock held directly by the Reporting Person were acquired for investment purposes. The purpose of the Issuer’s equity grant transactions was for the Issuer to retain the Reporting Person as an executive of the Issuer and to align the Reporting Person’s interests with the interests of the Issuer’s stockholders.

At the time of the filing of this Statement, the Reporting Person currently has no plans or proposals which relate to or would result in (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer; (c) a sale or transfer of a material amount of assets of the Issuer; (d) any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940; (g) changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above. However, because Dr. Stylli is Chief Executive Officer and a member of the Board of Directors of the Issuer, the Reporting Person may, from time to time, be involved in discussions which relate to one or more of the matters described in this Item 4. The Reporting Person disclaims any obligation to report on any plans or proposals with respect to the matters described in this Item 4 that develop or occur as a result of the Reporting Person’s role as an officer and director of the Issuer and participation in decisions regarding the Issuer’s actions.

The Reporting Person reserves the right to acquire additional securities of the Issuer in the open market, in privately negotiated transactions, in additional grants from the Issuer, or otherwise, to dispose of all or a portion of the Common Stock and/or other securities reported in this Statement, or to change his intention with respect to any or all of the matters set forth in (a) through (j) above or in Item 4 of this Statement.

Item 5.	Interest in Securities of the Issuer

(a) & (b) See Items 7 – 11 of the cover page and Item 2 above.

(c) Except as disclosed in Item 3, the Reporting Person has not effected any transactions during the past 60 days in any shares of Common Stock.

(d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Issuer reported herein.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth, or incorporated by reference, in Items 3 – 5 of this Statement is hereby incorporated by reference in this Item 6.

The Reporting Person and certain of the Issuer’s other investors are party to a Fourth Amended and Restated Investors’ Rights Agreement, dated August 27, 2019, with the Issuer (the “Rights Agreement”). The stockholders party thereto are entitled to certain registration rights, including the right to demand that that the Issuer file a registration statement or request that their shares be covered by a registration statement that the Issuer is otherwise filing. The terms and provisions of the Rights Agreement are described more fully in the Issuer’s Registration Statement on Form S-1, as amended (File No. 333-238738), declared effective by the Commission on June 18, 2020 (the “Registration Statement”), and the above summary is qualified by reference to such description and the full text of the Rights Agreement, which is filed as Exhibit 1 to this Statement and is incorporated herein by reference.

In connection with the IPO, Dr. Stylli entered into a lock-up agreement, pursuant to which he agreed, subject to certain exceptions, not to sell, transfer or otherwise convey any of the Issuer’s securities held by him for 180 days following the date of the underwriting agreement for the IPO. The terms and provisions of such lock-up agreement are described more fully in the Registration Statement, and the above summary is qualified by reference to such description and the full text of the lock-up agreement, a form of which is filed as Exhibit 2 to this Statement and is incorporated herein by reference.

The Issuer has entered into an indemnification agreement with each of its directors and executive officers, including the Reporting Person. The indemnification agreement requires the Issuer, among other things, to indemnify Dr. Stylli for some expenses, including attorneys’ fees, judgments, fines and settlement amounts incurred by Dr. Stylli in any action or proceeding arising out of his service as an officer or director. The terms and provisions of the indemnification agreement are described more fully in the Registration Statement, and the above summary is qualified by reference to such description and the full text of the indemnification agreement, a form of which is filed as Exhibit 3 to this Statement and is incorporated herein by reference.

Item 7.	Material to Be Filed as Exhibits

Exhibit 1.	Fourth Amended and Restated Investors’ Rights Agreement, dated as of August 27, 2019, by and among Progenity, Inc. and certain of its stockholders (filed as Exhibit 4.5 to the Issuer’s Registration Statement on Form S-1 as filed with the Commission on May 27, 2020 (SEC File No. 333-238738) and incorporated herein by reference).

Exhibit 2.	Form of Lock-Up Agreement (included as Exhibit A to the form of Underwriting Agreement filed as Exhibit 1.1 to Amendment No. 2 to the Issuer’s Registration Statement on Form S-1 as filed with the Commission on June 15, 2020 (SEC File No. 333-238738) and incorporated herein by reference).

Exhibit 3.	Form of Indemnification Agreement (filed as Exhibit 10.1 to Amendment No. 1 to the Issuer’s Registration Statement on Form S-1 as filed with the Commission on June 4, 2020 (SEC File No. 333-238738) and incorporated herein by reference).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 2, 2020	Harry Stylli, Ph.D.

/s/ Harry Stylli, Ph.D.